Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-255862

Supplementing the Preliminary Pricing Supplement

dated February 20, 2024 (to Prospectus

Supplement dated May 7, 2021 and Prospectus

dated May 7, 2021)

AIR LEASE CORPORATION

C$400,000,000 5.400% MEDIUM-TERM NOTES, SERIES A, DUE JUNE 1, 2028 (ADDITIONAL ISSUE)

PRICING TERM SHEET

DATE: FEBRUARY 20, 2024

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (stable) Kroll Bond Rating Agency: A- (stable)

Security Description:	5.400% Medium-Term Notes, Series A, due June 1, 2028 (the “Notes”)

CUSIP:	00912XBP8

ISIN:	CA00912XBP83

Principal Amount:

C$400,000,000

The Notes will have the same terms as, and constitute a single tranche with, the C$500,000,000 aggregate principal amount of 5.400% Medium-Term Notes, Series A, due June 1, 2028 (the “Existing Notes”) that the Issuer originally issued on November 29, 2023. The Notes will have the same CUSIP number as the Existing Notes and will be issued as additional notes under the indenture governing the Existing Notes. The Notes are expected to trade interchangeably with the Existing Notes immediately upon settlement and be fungible with the Existing Notes for U.S. federal income tax purposes. See the section titled “United States Federal Taxation” in the related preliminary pricing supplement dated February 20, 2024. Upon issuance of the Notes, the outstanding aggregate principal amount of the Issuer’s 5.400% Medium-Term Notes, Series A, due June 1, 2028 will be C$900,000,000.

Net Proceeds (before expenses):	C$402,924,000, plus accrued interest from and including November 29, 2023 to, but excluding, February 28, 2024 (or C$5,385,205.48)

Trade Date:	February 20, 2024

Settlement Date:

February 28, 2024

The Issuer expects that delivery of Notes will be made to investors on the Settlement Date, which will be the sixth Toronto and New York business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to settlement may be required, by virtue of the fact that the Notes initially settle on February 28, 2024, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

Settlement/Form:	CDS Clearing and Depository Services Inc./Book-Entry (Global Note)

Maturity Date:	June 1, 2028

Coupon:	5.400%

Issue Price:	101.031% of principal amount, plus accrued interest from and including November 29, 2023 to, but excluding, February 28, 2024 in the amount of C$13.46301370 per C$1,000 principal amount

Benchmark Bond:	CAN 3.5% due March 1, 2028

Benchmark Price / Yield:	C$99.364 / 3.671%

Re-Offer Spread:	+145 bps versus the Benchmark Bond

Re-Opening Yield:	5.121%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	June 1 and December 1, beginning on June 1, 2024 (long first coupon of C$27.29589042 per C$1,000 of principal amount)

Regular Record Dates:	Every May 15 and November 15

Business Day Convention:	Following

Business Days:	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in Toronto, Ontario, Canada, The City of New York, New York, United States, or the relevant place of payment.

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and otherwise 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method).

Optional Redemption:

On any date prior to May 1, 2028 (the “Par Call Date”), the Issuer may redeem the Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the Issuer as of the third Business Day prior to the redemption date of such Notes, equal to the sum of the present values of the Remaining Scheduled Payments (which, for the avoidance of doubt, shall not include any portion of such payments of interest accrued as of the date of redemption) using a discount rate equal to the Government of Canada Yield on such Business Day plus 45.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of principal of and interest on each Note that would be due after the related redemption date if the Note were redeemed on the Par Call Date. If the redemption date is not an interest payment date with respect to a Note, the amount of the next succeeding scheduled interest payment on each Note will be reduced by the amount of interest accrued on such Note to, but excluding, the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated February 20, 2024 (the “Canadian Offering Memorandum”), which will include the prospectus dated May 7, 2021, as supplemented by a prospectus supplement dated May 7, 2021, as supplemented by a pricing supplement dated February 20, 2024. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable, who purchase the Notes as principal (or are deemed to be purchasing as principal) and are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Issuer is not a reporting issuer in any province or territory of Canada. Except in the Province of Manitoba, unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is four months and a day after the later of (i) February 28, 2024 and (ii) the date the Issuer becomes a reporting issuer in any province or territory of Canada. In the Province of Manitoba, unless otherwise permitted under applicable Canadian securities laws or with the prior written consent of the applicable regulator, holders of the Notes must not trade the Notes before the date that is twelve months and a day after the date the holder acquired the Notes. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities. While a trading market developed after the issuance of the Existing Notes, the Issuer cannot assure you that an active and liquid market for the Notes will be maintained. The Existing Notes are not listed on any securities exchange and the Issuer does not intend to apply to list the Notes on any securities exchange or include the Notes in any automated quotation system. The Underwriter has advised us that it currently intends to continue to make a market in the notes. However, it is not obligated to do so, and any market making with respect to the notes may be discontinued without notice.

Listing:	None

Denominations/Multiples:	C$2,000 and integral multiples of C$1,000 in excess thereof.

Governing Law:	New York

Book-Running Manager:	Merrill Lynch Canada Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the related preliminary pricing supplement dated February 20, 2024, the related prospectus supplement dated May 7, 2021 and the related prospectus dated May 7, 2021. Capitalized terms used in this pricing term sheet, but otherwise not defined, shall have the meanings assigned to them in the related preliminary pricing supplement. References in this term sheet to “C$” are to the lawful currency of Canada.

The foregoing description is a summary of certain material provisions of the Notes. Prospective purchasers should review the Canadian Offering Memorandum or the preliminary pricing supplement dated February 20, 2024, the related prospectus supplement and the related prospectus, as applicable, for a detailed description of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum or the preliminary pricing supplement dated February 20, 2024, the related prospectus supplement and the related prospectus, as applicable, and the Issuer and the Underwriter take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent the Underwriter is not a U.S. registered broker-dealer and intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer has filed a registration statement (including a prospectus), a related prospectus supplement and a related preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and the related preliminary pricing supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer and the Underwriter participating in the offering will arrange to send you the related prospectus, the related prospectus supplement and the related preliminary pricing supplement if you request them by contacting: Merrill Lynch Canada Inc. toll free at (800) 294-1322, or, if you are in Canada and request it, the Canadian Offering Memorandum which incorporates the related prospectus, the related prospectus supplement and the related preliminary pricing supplement by contacting: Merrill Lynch Canada Inc. at (800) 294-1322.

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